Dechert LLP

1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

**HARRY S. PANGAS**

harry.pangas@dechert.com
+1 202 261 3466 Direct

June 23, 2023

**VIA EDGAR**

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549-8626

Re: Form 40-33 – Civil Action Document Filed Against TriplePoint Venture Growth BDC Corp., et al. (File No. 814-01044)

Ladies and Gentlemen:

On behalf of TriplePoint Venture Growth BDC Corp. (the "Company") and certain affiliated persons thereof, and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of a class action complaint filed in the United States District Court for the Northern District of California against the Company and certain affiliated persons of the Company.

If you have any questions regarding this submission, please do not hesitate to contact me at (202) 261-3466.

Best Regards,

/s/ Harry S. Pangas
Harry S. Pangas

cc: James P. Labe, TriplePoint Venture Growth BDC Corp.
Sajal K. Srivastava, TriplePoint Venture Growth BDC Corp.
Clay Douglas, Dechert LLP

POMERANTZ LLP
Jennifer Pafiti (SBN 282790)
1100 Glendon Avenue, 15th Floor
Los Angeles, California 90024
Telephone: (310) 405-7190
jpafiti@pomlaw.com

*Attorney for Plaintiff*

*[Additional Counsel on Signature Page]*

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

| | |
|---|---|
| DEREK PETERSEN, Individually and on Behalf of All Others Similarly Situated,<br><br>Plaintiff,<br><br>v.<br><br>TRIPLEPOINT VENTURE GROWTH BDC CORP., JAMES P. LABE, CHRISTOPHER M. MATHIEU, and SAJAL K. SRIVASTAVA,<br><br>Defendants. | Case No.<br><br><u>CLASS ACTION</u><br><br>COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS<br><br><u>DEMAND FOR JURY TRIAL</u> |

Plaintiff Derek Petersen ("Plaintiff"), individually and on behalf of all others similarly situated, by Plaintiff's undersigned attorneys, for Plaintiff's complaint against Defendants, alleges the following based upon personal knowledge as to Plaintiff and Plaintiff's own acts, and information and belief as to all other matters, based upon, *inter alia*, the investigation conducted by and through Plaintiff's attorneys, which included, among other things, a review of the Defendants' public documents, conference calls and announcements made by Defendants, United States ("U.S.") Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding TriplePoint Venture Growth BDC Corp. ("TriplePoint" or the "Company"), analysts' reports and advisories about the Company, and information readily

obtainable on the Internet. Plaintiff believes that substantial, additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

## NATURE OF THE ACTION

1. This is a federal securities class action on behalf of a class consisting of all persons and entities other than Defendants that purchased or otherwise acquired TriplePoint securities between March 4, 2020 and May 1, 2023, both dates inclusive (the "Class Period"), seeking to recover damages caused by Defendants' violations of the federal securities laws and to pursue remedies under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder, against the Company and certain of its top officials.

2. TriplePoint is a business development company specializing in investments in venture capital-backed companies at the growth stage. It also provides debt financing to venture growth space companies, including growth capital loans, secured and customized loans, equipment financings, revolving loans and direct equity investments.

3. Throughout the Class Period, Defendants made materially false and misleading statements regarding the Company's business, operations, and prospects. Specifically, Defendants made false and/or misleading statements and/or failed to disclose that: (i) TriplePoint had overstated the strength of its various portfolio companies and loan book, as well as the viability of its overall investment strategy; (ii) the foregoing, once revealed, was likely to have a material negative impact on the Company's financial position and/or prospects; and (iii) as a result, the Company's public statements were materially false and misleading at all relevant times.

4. On May 2, 2023, the Bear Cave released a report titled "Problems at TriplePoint Venture Growth BDC (TPVG)" (the "Bear Cave Report"). The Bear Cave Report highlighted

significant issues at TriplePoint, alleging that "TriplePoint is encumbered by high fees, weak management, and a weaker loan book saddled by portfolio company bankruptcies and upside-down startups," and asserting that "the Bear Cave believes TriplePoint's equity may be severely impaired, if it has any value at all."

5. On this news, TriplePoint's stock price fell $1.19 per share, or 9.98%, over the following two trading sessions, to close at $10.73 per share on May 3, 2023.

6. As a result of Defendants' wrongful acts and omissions, and the precipitous decline in the market value of the Company's securities, Plaintiff and other Class members have suffered significant losses and damages.

## JURISDICTION AND VENUE

7. The claims asserted herein arise under and pursuant to Sections 10(b) and 20(a) of the Exchange Act (15 U.S.C. §§ 78j(b) and 78t(a)) and Rule 10b-5 promulgated thereunder by the SEC (17 C.F.R. § 240.10b-5).

8. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331 and Section 27 of the Exchange Act.

9. Venue is proper in this Judicial District pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1391(b). TriplePoint is headquartered in this Judicial District, Defendants conduct business in this Judicial District, and a significant portion of Defendants' activities took place within this Judicial District.

10. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

## PARTIES

11. Plaintiff, as set forth in the attached Certification, acquired TriplePoint securities at artificially inflated prices during the Class Period and was damaged upon the revelation of the alleged corrective disclosures.

12. Defendant TriplePoint is a Maryland corporation with principal executive offices located at 2755 Sand Hill Road, Suite 150, Menlo Park, California 94025. TriplePoint's common stock trades in an efficient market on the New York Stock Exchange ("NYSE") under the ticker symbol "TPVG".

13. Defendant James P. Labe ("Labe") has served as TriplePoint's Chairman and Chief Executive Officer at all relevant times.

14. Defendant Christopher M. Mathieu ("Mathieu") has served as TriplePoint's Chief Financial Officer at all relevant times.

15. Defendant Sajal K. Srivastava ("Srivastava") has served as TriplePoint's President, Chief Investment Officer, Secretary, Treasurer, and Director at all relevant times.

16. Defendants Labe, Mathieu, and Srivastava are sometimes referred to herein collectively as the "Individual Defendants."

17. The Individual Defendants possessed the power and authority to control the contents of TriplePoint's SEC filings, press releases, and other market communications. The Individual Defendants were provided with copies of TriplePoint's SEC filings and press releases alleged herein to be misleading prior to or shortly after their issuance and had the ability and opportunity to prevent their issuance or to cause them to be corrected. Because of their positions with TriplePoint, and their access to material information available to them but not to the public, the Individual Defendants knew that the adverse facts specified herein had not been disclosed to and were being concealed from the public, and that the positive representations being made were

then materially false and misleading. The Individual Defendants are liable for the false statements and omissions pleaded herein.

**SUBSTANTIVE ALLEGATIONS**

**Background**

18. TriplePoint is a business development company specializing in investments in venture capital-backed companies at the growth stage. It also provides debt financing to venture growth space companies, including growth capital loans, secured and customized loans, equipment financings, revolving loans and direct equity investments.

**Materially False and Misleading Statements Issued During the Class Period**

19. The Class Period begins on March 4, 2020, when TriplePoint issued a press release announcing the Company's Q4 and full year 2019 results. The press release quoted Defendants Labe and Srivastava, stating, in relevant part:

> "We are pleased with the strong portfolio growth and overall pipeline activity during 2019, as we experienced strong deal flow from long-standing relationships with our select group of venture capital investors," said [Defendant] Labe[], adding "We are pleased to report a record in annual originations and overall portfolio size as we continue to focus on quality portfolio growth and diversification."
>
> "We achieved our target leverage ratio during the quarter and strengthened our liquidity by completing an accretive common stock equity offering right after the end of the year," said [Defendant] Srivastava[.] "This additional liquidity along with our plans to take advantage of our investment grade credit rating to increase our leverage will support the funding of our high-quality pipeline of venture growth stage opportunities."

20. That same day, TriplePoint filed an Annual Report on Form 10-K with the SEC, reporting the Company's financial and operating results for the year ended December 31, 2019 (the "2019 10-K"). In providing an overview of the Company's business, the 2019 10-K stated, in relevant part:

> We originate and invest primarily in loans that have a secured collateral position and are generally used by venture growth stage companies to finance their continued expansion and growth, equipment financings and, on a select basis,

revolving loans, together with, in many cases, attached equity "kickers" in the form of warrant investments, and direct equity investments. We underwrite our investments seeking an unlevered yield-to-maturity on our growth capital loans and equipment financings generally ranging from 10% to 18% and on our revolving loans generally ranging from 1% above the applicable prime rate to 10%, in each case, with potential for higher returns in the event we are able to exercise warrant investments and realize gains or sell our related equity investments at a profit. We also generally underwrite our secured loans seeking a loan-to-enterprise value of less than 25%.

We make investments that our Adviser's senior investment team believes have a low probability of loss due to our expertise and the revenue profile, product validation, customer commitments, intellectual property, financial condition and enterprise value of the potential opportunity. We believe these investments provide us with a stable, fixed-income revenue stream along with the potential for equity-related gains on a risk-adjusted basis. We believe that the venture growth stage debt market presents a compelling growth channel for us because it has high barriers to entry and is underserved by both traditional lenders and existing debt financing providers to venture capital-backed companies given the brand, reputation and market acceptance, industry relationships, venture lending and leasing expertise, specialized skills, track record, and other factors required to lend to companies backed by leading venture capital investors. Additionally, we believe our investments are distinct compared with the investments made by more traditional lenders because our investments provide us the ability to invest alongside leading venture capital investors in companies focused in technology, life sciences and other high growth industries. We also believe that our investments are distinct compared to the investments made by existing debt financing providers to venture capital backed companies given our primary focus on venture growth stage companies backed by [TriplePoint Capital LLC's ("TPC")] select group of leading venture capital investors.

We believe we are able to successfully structure these investments as a result of the strong value proposition our secured loans offer to both borrowers and their venture capital investors. Our secured loans provide venture growth stage companies with an opportunity to:

- diversify their funding sources;
- augment their existing capital base and extend operating capital;
- scale business operations and accelerate growth;
- fund expenses ahead of anticipated corresponding revenue;
- expand product offerings through internal development or acquisitions;
- lower the upfront costs of capital expenditures;

- build and/or expand their leadership positions within their respective markets;

- accelerate and/or smooth out the timing of cash collections; and

- delay and/or postpone the need for their next round of equity financing, in each case, extending their cash available to fund operations without incurring substantial equity dilution during a critical time in their lifecycle when they are meaningfully building enterprise value.

21. Further, in discussing the Company's investment strategy, the 2019 10-K stated, in relevant part:

***Target Venture Growth Stage Companies***

We primarily target investment opportunities in venture growth stage companies backed by venture capital investors. However, having backing from a venture capital investor does not guarantee financing from us. Prospective borrowers must further qualify based on our Adviser's rigorous and established investment selection and underwriting criteria and generally have many of the following characteristics:

- financing from a member of TPC's select group of leading venture capital investors with whom TPC has an established history of providing secured loans alongside equity investments made by these venture capital investors;

- focused in technology, life sciences or other high growth industries and targeting an industry segment with a large and/or growing market opportunity;

- completion of their primary technology and product development;

- meaningful customer sales, commitments or orders and have generated or we believe are reasonably expected to generate within the current fiscal year or on an annualized run rate at least $20 million in revenues and a strong outlook for continued and/or potentially rapid revenue growth;

- a leadership position in its market (or the potential to establish a leadership position) with potential and/or defensible barriers to entry;

- an experienced and relatively complete senior management team with a successful track record;

- support from existing venture capital investors in the form of meaningful invested equity capital relative to our investment amount and/or reserved capital or willingness to invest additional capital as needed;

- strong likelihood of raising additional equity capital or achieving an exit in the form of an initial public offering or sale based on our determination;
- differentiated products, unique technology, proprietary intellectual property, and/or positive clinical results that may have intrinsic value on a stand-alone and/or liquidation basis;
- meaningful enterprise value relative to the size of our investment as indicated by a recent equity round valuation or as determined by a third-party with, in our Adviser's senior investment team's opinion, the potential for upside;
- a balanced current financial condition typically with 12 months or more of operating cash runway based on its projected cash burn and/or a path to profitability typically over a three to five year period from the date of our investment; and
- upcoming strategic and potential enterprise valuation-accreting business milestones that our investment can help provide operating cash runway for the company to achieve.

For many venture capital-backed companies, we believe that the venture growth stage is generally the point in their lifecycle at which they begin operational and financial preparations for a liquidity event, such as an initial public offering or private sale. We believe these investments provide us with a stable, fixed-income revenue stream along with the potential for equity-related gains on a risk-adjusted basis. We invest opportunistically in venture capital-backed companies at other lifecycle stages of development when our Adviser's senior investment team believes that they present an attractive investment opportunity for us.

***

***Generate Equity Upside over Time through Warrant and Equity Investments***

In connection with our secured loans, we generally receive warrant investments to acquire preferred or common stock in a venture growth stage company with an exercise price typically equal to the same price per share paid by the company's venture capital investors in its last round of equity financing or a recent valuation of the venture growth stage company as determined by a third-party. Our warrant investment coverage generally ranges from 2% to 10% of the committed loan amount. The warrant investments we obtain typically include a "cashless exercise" provision to allow us to exercise these rights without any additional cash investment. We also generally receive the opportunity to invest equity directly in our venture growth stage companies. We believe that making equity investments and receiving warrant investments in venture growth stage companies with exit events on the horizon, such as an initial public offering or private sale, increases the likelihood of equity appreciation and enhanced

investment returns. As a venture growth stage company's enterprise value changes we expect to recognize unrealized gains or losses from the fair value changes in our warrant and equity investments, and in conjunction with either a sale of the company or in connection with or following an initial public offering, we expect to achieve additional investment returns and realized gains from the exercise of these warrant investments and the sale of the underlying stock.

***Utilize a Disciplined Investment Process***

Our Adviser's senior investment team leverages the more than 50 years of combined experience and expertise of [Defendant] Labe and [Defendant] Srivastava, TPC's co-founders, and the track record developed by them at TPC since its inception for reviewing prospective borrowers and potential financings, structuring those financings and subsequently monitoring those that are pursued and made, through which our Adviser's senior investment team has succeeded in making profitable investments and minimizing credit losses. Additionally, we believe that the credit performance of our venture growth stage companies and the returns associated with lending to these companies are enhanced through our Adviser's focus on originating investments primarily backed by TPC's select group of leading venture capital investors and having an understanding of their outlook and/or support of our prospective and existing borrowers.

***Employ Active Portfolio Management Processes***

Our Adviser utilizes an extensive internal credit tracking and monitoring approach to regularly follow a borrower's actual financial performance and achievement of business-related milestones to ensure that the internal risk rating assigned to each borrower is appropriate. This process has been refined and validated by Messrs. Labe and Srivastava, and the track record developed by TPC since its inception and is based, in part, on its expertise, familiarity and deep understanding of the risk associated with investing in various stages of a venture capital-backed company's lifespan. The analysis focuses on both quantitative metrics, such as cash balance and cash burn, and our Adviser's qualitative assessment in various areas, such as the outlook for the borrower's industry segment, progress of product development, overall adherence to the business plan, financial condition, future growth potential and ability to raise additional equity capital. Our Adviser maintains dialogue and contact with our borrowers' management teams to discuss, among other topics, business progress, cash flow, financial condition and capital structure matters. Our Adviser also typically engages in dialogue with the venture capital investors in our borrowers to understand and assess the borrower's progress and development and the venture capital investor's outlook and/or level of support for our borrower and in conjunction with the Four Rs, our core investment philosophy, determines the appropriate course of action with respect to investments in borrowers on our Credit Watch List.

22. Appended to the 2019 10-K as exhibits were signed certifications pursuant to the Sarbanes-Oxley Act of 2002 ("SOX") by Defendants Labe and Mathieu, attesting that "[t]he information contained in the [2019 10-K] fairly presents, in all material respects, the financial condition and results of operations of [TriplePoint]."

23. Also on March 4, 2020, TriplePoint hosted an earnings call with investors and analysts to discuss the Company's Q4 2019 results (the "Q4 2019 Earnings Call"). During the scripted portion of the Q4 2019 Earnings Call, Defendant Labe stated, in relevant part:

> Our sponsor, TriplePoint Capital, was founded more than 15 years ago by the senior team and is a leading global financing provider to venture capital-backed companies across all stages of their development. We believe our direct relationships, both with our leading select venture capital investors and with our companies, provides us with an edge in the marketplace.
>
> ***
>
> While we're proud of TPVG's performance last year and the previous six years, it's only the beginning. We plan to build upon the success in the years to come and, as I mentioned, we're already entering 2020 with the largest originations pipeline in our sponsor's history. That's important because TPVG's portfolio is driven by the originations pipeline, among other factors, which helps drive earnings growth.
>
> We will stay on our path to achieve our 2020 goals and objectives, while this market demand is strong and deal flow continues to increase. We can continue this performance, while maintaining our underwriting standards, pricing and investment strategy because of the strength and reputation of the TriplePoint global platform.

24. On May 6, 2020, TriplePoint issued a press release announcing the Company's Q1 2020 results. The press release quoted Defendants Labe and Srivastava, stating, in relevant part:

> "We are grateful for the support and collaboration of our employees, our portfolio companies, our select group of venture capital firms, and other members of the venture community during the COVID-19 pandemic," said [Defendant] Labe[], adding, "We believe that the strength of the venture capital ecosystem and our venture lending business, as well as the resilience of our portfolio companies, are never more evident than when they are tested. Even in a time of global crisis, we are able to build on that foundation and work toward a bright future for venture growth stage financing."

> "Our strong and diversified balance sheet, supported by proactive capital-raising here in 2020, puts us in a position of strength in this challenging environment," said [Defendant] Srivastava[.] "We will continue to deploy our capital and grow our investment portfolio in a disciplined fashion to maximize returns to our shareholders."

25. That same day, TriplePoint hosted an earnings call with investors and analysts to discuss the Company's Q1 2020 results (the "Q1 2020 Earnings Call"). During the scripted portion of the Q1 2020 Earnings Call, Defendant Labe stated, in relevant part:

> Our consistent results in Q1 demonstrate the value of our expertise and execution of this playbook. During the quarter, we grew the portfolio to a record $713 million at fair value. We continued to deliver stable portfolio yields. We also generated NII in excess of our dividend, not only covering the dividend, but then some. We were also very proactive in the capital markets last quarter, raising both equity and debt capital, resulting in strength in liquidity for the remainder of this year.
>
> ***
>
> Our select venture capital funds have raised more than $50 billion since 2018. $30 billion of this was a loan raised last year and here in 2020. A number of them closed new multibillion-dollar funds in the first several months of 2020 alone. We believe our approach of lending to companies, backed by our select venture capital funds, provides an additional layer of strength. These funds have historically outperformed not only during the bull market periods, but also during bear markets, and that is one of the many reasons why TriplePoint chooses to partner with their portfolio companies versus those of all the other venture capital funds.

26. On August 5, 2020, TriplePoint issued a press release announcing the Company's Q2 2020 results. The press release quoted Defendants Labe and Srivastava, stating, in relevant part:

> "Our second quarter results demonstrate our unique venture growth stage lending approach, the experience of our team, and the high quality of our portfolio companies," said [Defendant] Labe[], adding, "While there remains uncertainty in the global economic environment, we will continue to focus on our investment portfolio and to deploy our capital in a disciplined fashion to support venture growth stage companies."
>
> "We are pleased to realize gains from the sale of a substantial portion of our warrant and equity investments associated with the loan we committed to CrowdStrike, Inc. in 2016," said [Defendant] Srivastava[.] "These gains highlight the potential for additional returns and net asset value accretion from our investments over the long-term."

27. That same day, TriplePoint hosted an earnings call with investors and analysts to discuss the Company's Q2 2020 results (the "Q2 2020 Earnings Call"). During the scripted portion of the Q2 2020 Earnings Call, Defendant Labe stated, in relevant part:

> For this past quarter, we continue to follow the playbook that we all outlined in the first quarter. Although this was a light quarter by volume, it reflected our cautious approach and our goal of maintaining stability in this market. We believe this was the right approach given uncertain times. Our business as you can see held up well during the quarter as we continued to weather through this economic environment.
>
> For the quarter, our net investment income, or NII, was more than $11.5 million or $0.38 per share, which more than covered our dividend, and we also achieved the weighted average annualized portfolio yield of 13.7% for the quarter. Most significantly, we benefited during the quarter from a powerful component to our returns, one that is part of our differentiated venture lending business model and attests to the quality of the select venture capital-backed companies in which we invest.
>
> This is the equity component of our lending transactions. Sajal likes to call it the secret sauce. These are typically stock warrant positions, equity investments or even a combination of both that we negotiate as part of our venture lending transactions.

28. On November 5, 2020, TriplePoint issued a press release announcing the Company's Q3 2020 results. The press release quoted Defendants Labe and Srivastava, stating, in relevant part:

> "We had another quarter of strong performance, reflecting the quality of our portfolio and our disciplined approach," said [Defendant] Labe[], adding, "We continue to see growing demand for debt from venture growth stage companies and anticipate a strong finish for 2020, as well as robust momentum going into 2021."
>
> "We are pleased to see the levels of exit, liquidity and prepayment events within our portfolio," said [Defendant] Srivastava[.] "These events generate exceptional returns on our investments and give us the flexibility to efficiently redeploy our capital."

29. That same day, TriplePoint hosted an earnings call with investors and analysts to discuss the Company's Q3 2020 results (the "Q3 2020 Earnings Call"). During the scripted portion of the Q3 2020 Earnings Call, Defendant Labe stated, in relevant part:

> Many of our portfolio companies operate in the virtual and digital technology world today, and TPVG is well-positioned to take advantage of this ecosystem as new venture capital investments remain focused in it.
>
> ***
>
> Our select group of leading venture capital investors and the funds with whom we have had these long-standing profitable relationships have also raised more than $50 billion since 2018, of which $35 million of that alone was raised last year and this year-to-date, including several of our select funds, which closed new multi-billion dollar funds here in 2020. Believe me, this provides plenty of dry powder to support our existing portfolio companies, as well as for all this new and growing investment activity.
>
> ***
>
> Turning to the quarter and to sum up our solid performance of this past quarter. We over earned our distribution to shareholders, we decreased our leverage, we increased our net asset value, we improved our liquidity position, we experienced no new credit downgrades and we grew the levels of signed term sheets, debt investment funding, commitments, and also the size of our overall pipeline. Our liquidity remains strong and our pipeline is growing and all of this adds up to what we believe is the foundation for a strong year and momentum going into 2021.

30. On March 3, 2021, TriplePoint issued a press release announcing the Company's Q4 and full year 2020 results. The press release quoted Defendants Labe and Srivastava, stating, in relevant part:

> "TPVG's strong performance in a challenging year underscores the strength of our platform, the quality and resiliency of our portfolio and the value of our warrant and equity investments," said [Defendant] Labe[.] "We are pleased to have generated NII in excess of our distributions for the fourth year in a row and, based on last year's substantial capital gains, paid our third special distribution since going public while still maintaining substantial spillover income."
>
> "We have entered 2021 well positioned to capitalize on the robust venture capital market and strong demand for our debt financing from venture growth stage companies," said [Defendant] Srivastava[.] "We expect to utilize our strong liquidity position to grow our portfolio in a highly disciplined fashion while delivering attractive returns to our stakeholders."

31. That same day, TriplePoint filed an Annual Report on Form 10-K with the SEC, reporting the Company's financial and operating results for the year ended December 31, 2020

(the "2020 10-K"). The 2020 10-K contained substantively similar discussions of the Company's business overview and investment strategy as discussed, *supra*, in ¶¶ 20-21.

32. Appended to the 2020 10-K as exhibits were signed certifications pursuant to SOX by Defendants Labe and Mathieu, attesting that "[t]he information contained in the [2020 10-K] fairly presents, in all material respects, the financial condition and results of operations of [TriplePoint]."

33. Also on March 3, 2021, TriplePoint hosted an earnings call with investors and analysts to discuss the Company's Q4 2020 results (the "Q4 2020 Earnings Call"). During the scripted portion of the Q4 2020 Earnings Call, Defendant Labe stated, in relevant part:

> Before we review the quarter and talk about 2020, I'd like to mention that the TriplePoint team is off to the races in a big way in 2021 already. This past Monday, we closed $200 million in our private notes offering; in January, we upsized our revolving credit facilities and we continue to see liquidity events in the portfolio this year. The pipeline and deals under evaluation are also continuing to grow significantly and our strategic financing expansion plans are underway. This is the power of the TriplePoint platform at work and we are demonstrating our experience and leadership in the venture lending market bar none.
>
> The great start to this year is all part of the continuing story coming off a very successful 2020. The strong results in 2020, in fact, amid the global pandemic, highlights further our unique TriplePoint Venture lending platform, the quality and resilience of our portfolio, and our long-standing relationships with our select venture capital investors.
>
> We're pleased with the performance of the portfolio and the significant progress we have made advancing our playbook quarter-by-quarter for all of last year, including deploying capital strategically and taking steps to position TPVG for growth.
>
> ***
>
> During the year, our portfolio continued to generate strong yields and we continued our focus to diversify it and further strengthen its credit quality.

34. On May 5, 2021, TriplePoint issued a press release announcing the Company's Q1 2021 results. The press release quoted Defendants Labe and Srivastava, stating, in relevant part:

> "The venture capital ecosystem demonstrated its resilience during 2020 and is off to a robust start in 2021," said [Defendant] Labe[.] "The strong investment activity environment enhances the outlook and credit quality of our existing portfolio companies in addition to driving demand for debt financings from new companies, enabling us to achieve our portfolio growth goals over the course of the year."
>
> "During the first quarter, we executed on our playbook to diversify our funding sources, lower our cost of capital, and strengthen our funding capabilities," said [Defendant] Srivastava[.] "Upsizing our credit facility and completing our second investment grade notes offering will enable us to meet the increasing demand from venture growth stage companies and prudently grow our portfolio in 2021."

35. That same day, TriplePoint hosted an earnings call with investors and analysts to discuss the Company's Q1 2021 results (the "Q1 2021 Earnings Call"). During the scripted portion of the Q1 2021 Earnings Call, Defendant Labe stated, in relevant part:

> Over the course of the year, our focus remains on continuing to execute on our playbook and the work we're doing now will translate to a very busy second half of the year, given this pick-up in venture investment venture fundraising and our growing pipeline.
>
> ***
>
> Given our experience in the field in our franchise, TPG has never been better positioned to capitalize on today's market and flip for what we think of as riding the wave. When you have substantial liquidity lined up and combine it with long-standing venture capital relationships and a strong pipeline, that's the formula for driving outsized yield. We need to position ourselves to take advantage of the strong demand we are seeing from venture growth stage companies.
>
> ***
>
> We remain in a strong position to generate NII or net investment income in excess of our distribution over the long term. As we always have in fact, over the last four years and cumulatively, since our IPO, we have over earned our distribution. We've also paid three special distributions, including one that we just made last week. Additionally, other trends that we will benefit from is the acceleration of exit events and their income contracts during the first quarter 50 venture capital backed companies for publicly listed, including our portfolio companies, Hims and View, which completed their SPAC mergers during the first quarter. There's currently two additional TPVG portfolio companies that are in the process of going public via a SPAC and a number of others in very active discussions.
>
> Our portfolio Companies remain strong and we are pleased how they have adapted to the new environment, putting 2020 behind them and positioning themselves to excel in the emerging post-COVID world. Market conditions remain very favorable

> for us. For the first quarter, a record 52 billion of capital was deployed across almost 1300 deals in the late stage venture market. This is the segment which TPVG operates in and targets.

36. On August 4, 2021, TriplePoint issued a press release announcing the Company's Q2 2021 results. The press release quoted Defendants Labe and Srivastava, stating, in relevant part:

> "We are pleased to have increased signed terms sheets by more than 30% over the previous quarter, increased our new debt commitments and funded high quality companies," said [Defendant] Labe[.] "We remain well positioned to capitalize on the strong demand for debt at venture growth stage companies and draw on our substantial liquidity to grow our investment portfolio."

> "The prospects for our portfolio companies continue to be promising," said [Defendant] Srivastava[.] "Based on their continued fundraising and potential exit activity, we believe our equity and warrant investments are in a favorable position to increasingly generate capital gains for shareholders and contribute to our net asset value growth."

37. That same day, TriplePoint hosted an earnings call with investors and analysts to discuss the Company's Q2 2021 results (the "Q2 2021 Earnings Call"). During the scripted portion of the Q2 2021 Earnings Call, Defendant Labe stated, in relevant part:

> We made strong progress during this past quarter from exceeding our funding target to maintaining high credit quality and to increasing our portfolio yield return on average equity and net asset value or NAV. The most notable progress is a continued rise we are seeing in signed term sheets, which was one of the highest quarterly totals in TPVG's history. Additionally, our pipeline increased 50% over last quarter and has more than doubled since a year ago. We have substantial liquidity to meet this increased demand and we're on course to achieve the growth targets we outlined for the second half of the year and drive consistent long-term growth of investment income in net asset value.

***

> For that reason, we focus on high-quality companies that will enable us to generate strong returns from our debt investments as well as from our equity and warrant positions. In the second quarter, we took important steps to meet this critical objective. While we underearned our distribution for the quarter, the trends in our portfolio remains strong in terms of signed term sheets, increased fundings, and high credit quality. We expect to continue to generate NII in excess of our distribution over the long term as we have cumulatively done so since our IPO. We're particularly excited about TPVG's promising and deep portfolio, all created

> by our model of working with a select group of leading venture capital investors and having a targeted focus on venture growth stage companies. This has provided a solid foundation for us to execute against our plan.
>
> ***
>
> For many companies planning to raise equity in today's environment, debt enables them to accelerate growth in order to achieve higher valuations when they raise. In fact, we're now seeing demand is back again from those companies that raised large equity rounds last year, some of whom actually paid off their lines with us when they closed a round, and now they're seeking debt again. The volatility in the pipe market of recent for SPACs has also created a number of situations where companies are now expecting the process to take longer and they're raising more equity and debt with us to continue to remain private. Today's market is ripe for TriplePoint's venture lending strategy, and our portfolio is poised to continue to reap these rewards. As we've highlighted in the past, a fundamental strength is our differentiated platform. TriplePoint Capital will continue to benefit from these sustainable tailwinds of the innovation economy. This is led by our deep relationships with founders and entrepreneurs as well as leading venture capital firms.

38. On November 3, 2021, TriplePoint issued a press release announcing the Company's Q3 2021 results. The press release quoted Defendants Labe and Srivastava, stating, in relevant part:

> "During the quarter, we executed against our playbook and meaningfully grew our investments while continuing to diversify our portfolio of high-quality, venture growth stage companies backed by select venture capital investors," said [Defendant] Labe[.] "Our momentum, pipeline, and liquidity remain strong, and we are well positioned to continue to grow the portfolio in a disciplined manner."
>
> "The third quarter demonstrated the quality and upside potential built into our portfolio," said [Defendant Srivastava[.] "We continued to generate sizeable gains from our equity and warrant investments, resulting in substantial NAV accretion, while achieving one of our highest quarterly credit quality rankings of our debt investment portfolio."

39. That same day, TriplePoint hosted an earnings call with investors and analysts to discuss the Company's Q3 2021 results (the "Q3 2021 Earnings Call"). During the scripted portion of the Q3 2021 Earnings Call, Defendant Labe stated, in relevant part:

> The quarter was one of continued growth in execution of the 2021 playbook we have outlined on our earnings calls. This year has unfolded as expected, on track for a stronger second half and a promising and exciting outlook for 2022. The

> quarter's performance continues to demonstrate the potential of TPVG's differentiated venture lending model and investment strategy. We are encouraged by the quarterly trends in our playbook that started earlier this year, and our expectation is to continue on this path in the quarters ahead.
>
> Notably, we grew the investment portfolio to a record $767 million, and we significantly increased net asset value, achieving the highest quarterly NAV per share accretion since our IPO. Our NAV, which reflects $0.10 per share special dividend we paid last year is up $0.58 from the December 31, 2019, pre-pandemic level and $1.07 since the start of the pandemic in Q1 2020. Signed term sheets in the quarter at TPC for venture growth stage companies increased by more than 20% over the previous quarter, representing the second highest level since TPVG's IPO. This is the sixth consecutive quarter of increased signed term sheets. This level of origination bodes well for future debt commitments in the fourth quarter and beyond.
>
> ***
>
> The increase in NAV this quarter shows the power of our model with a considerable upside potential built into the portfolio from the warrants and equity kickers that we negotiate as part of our debt transactions, demonstrating TPVG's strong potential to create long-term shareholder value. Among the most significant contributors to increasing NAV is the continued equity fundraising rounds closed by our portfolio companies, which increases the overall enterprise for value of our investments.

40. On March 2, 2022, TriplePoint issued a press release announcing the Company's Q4 and full year 2021 results. The press release quoted Defendants Labe and Srivastava, stating, in relevant part:

> "We are pleased with our strong finish for the year as we executed on our 2021 playbook," said [Defendant] Labe[.] "We capitalized on the thriving venture capital market in 2021 to continue to grow our investment portfolio in a disciplined manner, culminating in a fourth quarter in which we over-earned our dividend and achieved our second highest level of quarterly fundings since our IPO."
>
> "Our performance in 2021 demonstrated the value potential associated with our warrant and equity investments and the overall quality of our portfolio, resulting in a substantial increase in net asset value," said [Defendant] Srivastava[.] "With the completion this week of our third investment grade debt offering to date we are well positioned to continue to invest in leading venture growth stage companies."

41. That same day, TriplePoint filed an Annual Report on Form 10-K with the SEC, reporting the Company's financial and operating results for the year ended December 31, 2021

(the "2021 10-K"). The 2021 10-K contained substantively similar discussions of the Company's business overview and investment strategy as discussed, *supra*, in ¶¶ 20-21.

42. Appended to the 2021 10-K as exhibits were signed certifications pursuant to SOX by Defendants Labe and Mathieu, attesting that "[t]he information contained in the [2021 10-K] fairly presents, in all material respects, the financial condition and results of operations of [TriplePoint]."

43. Also on March 2, 2022, TriplePoint hosted an earnings call with investors and analysts to discuss the Company's Q4 2021 results (the "Q4 2021 Earnings Call"). During the scripted portion of the Q4 2021 Earnings Call, Defendant Labe stated, in relevant part:

> For the fourth quarter, we grew the investment portfolio to a record $865 million and achieved a weighted average portfolio yield of almost 15%. Our fundings exceeded our target range and represented the second-highest funding quarter since our IPO. In the quarter, we more than doubled our debt financing commitments over the previous quarter, achieved leverage within our target range and continued to diversify the portfolio. Our portfolio of high-quality, technology-driven venture growth stage companies also remain very healthy with strong credit quality. The quarter was topped off by delivering net investment income of $0.42 per share, over-earning our dividend.
>
> Our net asset value or NAV also grew on a quarterly as well as a yearly basis. The NAV accretion during the year continued to benefit from the equity investments and warrant kickers that we negotiate as part of our debt commitments, demonstrating the strong upside potential of the portfolio, as well as reflecting the many attractive rounds at our portfolio companies closed during the year.
>
> As we originate new loans, we continue to pick up additional equity and warrant kickers that we believe will further drive capital gains upside in our portfolio and create long-term shareholder value.

44. On May 4, 2022, TriplePoint issued a press release announcing the Company's Q1 2022 results. The press release quoted Defendants Labe and Srivastava, stating, in relevant part:

> "We are off to a great start in 2022, over-earning our quarterly dividend, hitting our funding target, and increasing our portfolio yield, while maintaining high credit quality," said [Defendant] Labe[.] "The venture capital ecosystem remains active,

> our pipeline is growing, and we are experiencing robust demand for our debt financing solutions from high-quality venture growth stage companies."
>
> "Our portfolio companies continue to demonstrate the value of their innovative products and services as well as the strength of their business models, as evidenced by their ability to close attractive equity fundraising rounds and achieve exit events," said [Defendant] Srivastava[.] "We look forward to taking advantage of our balance sheet strength to prudently grow our portfolio and continue to deliver attractive returns to shareholders."

45. That same day, TriplePoint hosted an earnings call with investors and analysts to discuss the Company's Q1 2022 results (the "Q1 2022 Earnings Call"). During the scripted portion of the Q1 2022 Earnings Call, Defendant Labe stated, in relevant part:

> During a time when demand remained strong, we continue to maintain our proven and disciplined approach. We work with a select group of leading venture capital investors and with what we believe to be the highest quality venture growth stage deals. This strategy hasn't changed since our IPO more than eight years ago. We believe our time tested approach has been proven throughout numerous cycles. It positions us well to further deliver strong returns to shareholders as we capitalize on the exciting opportunities ahead in 2022 and beyond.

46. On August 3, 2022, TriplePoint issued a press release announcing the Company's Q2 2022 results. The press release quoted Defendants Labe and Srivastava, stating, in relevant part:

> "Despite the volatile markets, the demand for our debt financing remains strong," said [Defendant] Labe[.] "With our focus on high quality venture growth stage companies, we achieved several key objectives during the quarter including growing our portfolio to record levels, over-earning our dividend, and generating strong portfolio yields."
>
> "Our portfolio companies further demonstrated their strong outlook during the first half of 2022, as they continued to complete capital raises, with $1.7 billion raised in the first half of 2022," said [Defendant] Srivastava[.] "In this market, we continue to concentrate on maintaining the quality of our investment portfolio and deploying our capital in a disciplined manner to create long-term shareholder value."

47. That same day, TriplePoint hosted an earnings call with investors and analysts to discuss the Company's Q2 2022 results (the "Q2 2022 Earnings Call"). During the scripted portion of the Q2 2022 Earnings Call, Defendant Labe stated, in relevant part:

> During the second quarter, we achieved several key objectives, including growing our portfolio to record levels, over earning the dividend and generating strong portfolio yields. During the past few quarters, we have gradually been bringing up our portfolio leverage and in the second quarter, we are pleased to have hit our target leverage range. We exceeded our funding goals last quarter, funding more than $157 million of debt investments, and have maintained strong momentum heading here into the second half of 2022.

48. On November 2, 2022, TriplePoint issued a press release announcing the Company's Q3 2022 results. The press release quoted Defendants Labe and Srivastava, stating, in relevant part:

> "We are pleased with our strong finish for the year as we executed on our 2021 playbook," said [Defendant] Labe[.] "We capitalized on the thriving venture capital market in 2021 to continue to grow our investment portfolio in a disciplined manner, culminating in a fourth quarter in which we over-earned our dividend and achieved our second highest level of quarterly fundings since our IPO."
>
> "Our performance in 2021 demonstrated the value potential associated with our warrant and equity investments and the overall quality of our portfolio, resulting in a substantial increase in net asset value," said [Defendant] Srivastava[.] "With the completion this week of our third investment grade debt offering to date we are well positioned to continue to invest in leading venture growth stage companies."

49. That same day, TriplePoint hosted an earnings call with investors and analysts to discuss the Company's Q3 2022 results (the "Q3 2022 Earnings Call"). During the scripted portion of the Q3 2022 Earnings Call, Defendant Labe stated, in relevant part:

> During the quarter, we further capitalized on the strong demand for our financing while continuing to grow the portfolio in a disciplined manner. We're pleased to have efficiently invested the capital from our recent accretive $55 million equity offering. This helped us grow our portfolio to a record fair value of almost a billion, generate net investment income, or NII, of $0.51 per share and achieve a weighted average portfolio yield of 13.8%.
>
> For the third quarter, our NII again exceeded our quarterly distribution, and we're proud to announce that our Board made the decision to increase the regular quarterly distribution to $0.37 per share. Given our sizable portfolio, coupled with favorable fixed rate financing and increasing portfolio yields, we believe we remain in a strong position to both generate NII that covers our new $0.37 per share dividend and to further increase yield to return to shareholders over time, as we've done today.

50. On March 1, 2023, TriplePoint issued a press release announcing the Company's Q4 and full year 2022 results. The press release quoted Defendants and Srivastava, stating, in relevant part:

> "During 2022, we remained selective and grew the portfolio to record levels, achieving both record total investment income and net investment income while over-earning our distribution," said [Defendant] Labe[.] "Based on our portfolio's earning power, our board increased our quarterly distribution 8% for the first quarter, representing our second consecutive quarterly increase and a total increase of 11% since third quarter 2022."
>
> "We believe that the steps we have taken to further enhance our portfolio and funding diversification position us well to create sustainable shareholder value," said [Defendant] Srivastava[.] "Our focus remains on taking advantage of compelling growth-stage venture lending opportunities to expand and further diversify the portfolio in a prudent manner and increase shareholder returns over time."

51. That same day, TriplePoint filed an Annual Report on Form 10-K with the SEC, reporting the Company's financial and operating results for the year ended December 31, 2022 (the "2022 10-K"). The 2022 10-K contained substantively similar discussions of the Company's business overview and investment strategy as discussed, *supra*, in ¶¶ 20-21.

52. Appended to the 2022 10-K as exhibits were signed certifications pursuant to SOX by Defendants Labe and Mathieu, attesting that "[t]he information contained in the [2022 10-K] fairly presents, in all material respects, the financial condition and results of operations of [TriplePoint]."

53. Also on March 1, 2023, TriplePoint hosted an earnings call with investors and analysts to discuss the Company's Q4 2022 results (the "Q4 2022 Earnings Call"). During the scripted portion of the Q4 2022 Earnings Call, Defendant Labe stated, in relevant part:

> During 2022, we achieved several key objectives while continuing to take our selective approach given market volatility. We grew the portfolio to record levels, generated both record investment income and record NII and over-earned our distribution.

> Other accomplishments included further diversifying the portfolio, maintaining our target leverage ratio and growing our core portfolio yield, which has now expanded over the past seven consecutive quarters. During the year, we also raised accretive equity capital and increased overall leverage as well as extended our credit lines to strengthen our balance sheet.
>
> ***
>
> Despite current market volatility, it was notable that 56% of our portfolio companies that are active credits raised capital last year, representing almost $2.5 billion raised to 36 companies, of which more than $300 million came in the last quarter alone. At quarter's end, our investment portfolio reached nearly $1 billion, a record increase for the full year. In addition to those companies where we have active debt outstanding, our diverse portfolio also spans across a number of companies where we have warrants and equity investments even when there is no outstanding debt.

54. The statements referenced in ¶¶ 19-53 were materially false and misleading because Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company's business, operations, and prospects. Specifically, Defendants made false and/or misleading statements and/or failed to disclose that: (i) TriplePoint had overstated the strength of its various portfolio companies and loan book, as well as the viability of its overall investment strategy; (ii) the foregoing, once revealed, was likely to have a material negative impact on the Company's financial position and/or prospects; and (iii) as a result, the Company's public statements were materially false and misleading at all relevant times.

## The Truth Emerges

55. On May 2, 2023, the Bear Cave released the Bear Cave Report, which stated, in relevant part:

> TriplePoint [. . .] describes itself as "a leading global financing provider devoted to serving venture capital-backed companies." In reality, TriplePoint is encumbered by high fees, weak management, and a weaker loan book saddled by portfolio company bankruptcies and upside-down startups. The Bear Cave believes TriplePoint's equity may be severely impaired, if it has any value at all.

> For a sense of TriplePoint's troubles, investors need to look no further than its publicly disclosed net asset value, which has declined from $14.01 per share in Q4 2021 to $13.84 in Q1 2022, $13.01 in Q2 2022, $12.69 in Q3 2022, and $11.88 in Q4 2022. Shares closed yesterday at $11.92, a slight premium to net asset value, and the company reports Q1 2023 results tomorrow after the close.
>
> TriplePoint charges investors 1.75% of the fund's "average adjusted gross assets" and 20% of net investment income above an 8% hurdle rate.
>
> ***The Bear Cave believes TriplePoint's net asset value decline will accelerate in the coming quarters as TriplePoint may need to take significant write-downs in its loan book.***
>
> For example, last quarter TriplePoint took a full ~$34 million write-down on Medly Health, an online pharmacy that declared bankruptcy in December 2022. TriplePoint disclosed, in part,
>
>> "Medly sought bankruptcy protection due to adverse developments and liquidity issues precipitated by the loss of anticipated financing and the discovery of certain operational, financial and accounting irregularities and improper activities conducted by former employees, including the original founders."
>
> In Q3 2022, TriplePoint carried its $34.2 million in Medly Health loans at $31.9 million.
>
> History seems to be repeating.
>
> Two weeks ago, another TriplePoint borrower, telehealth provider The Pill Club, declared bankruptcy. The Pill Club's bankruptcy filing follows the company's $18 million settlement in February with the California Attorney General over alleged insurance fraud. In its 10-K filed March 2023, TriplePoint carries its $20 million loan to The Pill Club at $19.9 million.
>
> ***This is no isolated incident. In fact, The Bear Cave has identified ten portfolio companies that appear to be in substantial distress with TriplePoint loans totaling over $170 million.***

(Emphases added.)

56. On this news, TriplePoint's stock price fell $1.19 per share, or 9.98%, over the following two trading sessions, to close at $10.73 per share on May 3, 2023.

57. As a result of Defendants' wrongful acts and omissions, and the precipitous decline in the market value of the Company's securities, Plaintiff and other Class members have suffered significant losses and damages.

**PLAINTIFF'S CLASS ACTION ALLEGATIONS**

58. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all those who purchased or otherwise acquired TriplePoint securities during the Class Period (the "Class"); and were damaged upon the revelation of the alleged corrective disclosures. Excluded from the Class are Defendants herein, the officers and directors of the Company, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

59. The members of the Class are so numerous that joinder of all members is impracticable. Throughout the Class Period, TriplePoint securities were actively traded on the NYSE. While the exact number of Class members is unknown to Plaintiff at this time and can be ascertained only through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by TriplePoint or its transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

60. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

61. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation. Plaintiff has no interests antagonistic to or in conflict with those of the Class.

62. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

- whether the federal securities laws were violated by Defendants' acts as alleged herein;
- whether statements made by Defendants to the investing public during the Class Period misrepresented material facts about the business, operations and prospects of TriplePoint;
- whether the Individual Defendants caused TriplePoint to issue false and misleading financial statements during the Class Period;
- whether Defendants acted knowingly or recklessly in issuing false and misleading financial statements;
- whether the prices of TriplePoint securities during the Class Period were artificially inflated because of the Defendants' conduct complained of herein; and
- whether the members of the Class have sustained damages, and, if so, what is the proper measure of damages.

63. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

64. Plaintiff will rely, in part, upon the presumption of reliance established by the fraud-on-the-market doctrine in that:

- Defendants made public misrepresentations or failed to disclose material facts during the Class Period;
- the omissions and misrepresentations were material;
- TriplePoint securities are traded in an efficient market;
- the Company's shares were liquid and traded with moderate to heavy volume during the Class Period;
- the Company traded on the NYSE and was covered by multiple analysts;
- the misrepresentations and omissions alleged would tend to induce a reasonable investor to misjudge the value of the Company's securities; and
- Plaintiff and members of the Class purchased, acquired and/or sold TriplePoint securities between the time the Defendants failed to disclose or misrepresented material facts and the time the true facts were disclosed, without knowledge of the omitted or misrepresented facts.

65. Based upon the foregoing, Plaintiff and the members of the Class are entitled to a presumption of reliance upon the integrity of the market.

66. Alternatively, Plaintiff and the members of the Class are entitled to the presumption of reliance established by the Supreme Court in *Affiliated Ute Citizens of the State of Utah v. United States*, 406 U.S. 128, 92 S. Ct. 2430 (1972), as Defendants omitted material information in their Class Period statements in violation of a duty to disclose such information, as detailed above.

**COUNT I**

**(Violations of Section 10(b) of the Exchange Act and Rule 10b-5 Promulgated Thereunder Against All Defendants)**

67. Plaintiff repeats and re-alleges each and every allegation contained above as if fully set forth herein.

68. This Count is asserted against Defendants and is based upon Section 10(b) of the Exchange Act, 15 U.S.C. § 78j(b), and Rule 10b-5 promulgated thereunder by the SEC.

69. During the Class Period, Defendants engaged in a plan, scheme, conspiracy and course of conduct, pursuant to which they knowingly or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud and deceit upon Plaintiff and the other members of the Class; made various untrue statements of material facts and omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and employed devices, schemes and artifices to defraud in connection with the purchase and sale of securities. Such scheme was intended to, and, throughout the Class Period, did: (i) deceive the investing public, including Plaintiff and other Class members, as alleged herein; (ii) artificially inflate and maintain the market price of TriplePoint securities; and (iii) cause Plaintiff and other members of the Class to purchase or otherwise acquire TriplePoint securities and options at artificially inflated prices. In furtherance of this unlawful scheme, plan and course of conduct, Defendants, and each of them, took the actions set forth herein.

70. Pursuant to the above plan, scheme, conspiracy and course of conduct, each of the Defendants participated directly or indirectly in the preparation and/or issuance of the quarterly and annual reports, SEC filings, press releases and other statements and documents described above, including statements made to securities analysts and the media that were designed to influence the market for TriplePoint securities. Such reports, filings, releases and statements were materially false and misleading in that they failed to disclose material adverse information and misrepresented the truth about TriplePoint's finances and business prospects.

71. By virtue of their positions at TriplePoint, Defendants had actual knowledge of the materially false and misleading statements and material omissions alleged herein and intended thereby to deceive Plaintiff and the other members of the Class, or, in the alternative, Defendants acted with reckless disregard for the truth in that they failed or refused to ascertain

and disclose such facts as would reveal the materially false and misleading nature of the statements made, although such facts were readily available to Defendants. Said acts and omissions of Defendants were committed willfully or with reckless disregard for the truth. In addition, each Defendant knew or recklessly disregarded that material facts were being misrepresented or omitted as described above.

72. Information showing that Defendants acted knowingly or with reckless disregard for the truth is peculiarly within Defendants' knowledge and control. As the senior managers and/or directors of TriplePoint, the Individual Defendants had knowledge of the details of TriplePoint's internal affairs.

73. The Individual Defendants are liable both directly and indirectly for the wrongs complained of herein. Because of their positions of control and authority, the Individual Defendants were able to and did, directly or indirectly, control the content of the statements of TriplePoint. As officers and/or directors of a publicly-held company, the Individual Defendants had a duty to disseminate timely, accurate, and truthful information with respect to TriplePoint's businesses, operations, future financial condition and future prospects. As a result of the dissemination of the aforementioned false and misleading reports, releases and public statements, the market price of TriplePoint securities was artificially inflated throughout the Class Period. In ignorance of the adverse facts concerning TriplePoint's business and financial condition which were concealed by Defendants, Plaintiff and the other members of the Class purchased or otherwise acquired TriplePoint securities at artificially inflated prices and relied upon the price of the securities, the integrity of the market for the securities and/or upon statements disseminated by Defendants, and were damaged thereby.

74. During the Class Period, TriplePoint securities were traded on an active and efficient market. Plaintiff and the other members of the Class, relying on the materially false and

misleading statements described herein, which the Defendants made, issued or caused to be disseminated, or relying upon the integrity of the market, purchased or otherwise acquired shares of TriplePoint securities at prices artificially inflated by Defendants' wrongful conduct. Had Plaintiff and the other members of the Class known the truth, they would not have purchased or otherwise acquired said securities, or would not have purchased or otherwise acquired them at the inflated prices that were paid. At the time of the purchases and/or acquisitions by Plaintiff and the Class, the true value of TriplePoint securities was substantially lower than the prices paid by Plaintiff and the other members of the Class. The market price of TriplePoint securities declined sharply upon public disclosure of the facts alleged herein to the injury of Plaintiff and Class members.

75. By reason of the conduct alleged herein, Defendants knowingly or recklessly, directly or indirectly, have violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder.

76. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their respective purchases, acquisitions and sales of the Company's securities during the Class Period, upon the disclosure that the Company had been disseminating misrepresented financial statements to the investing public.

## COUNT II

**(Violations of Section 20(a) of the Exchange Act Against the Individual Defendants)**

77. Plaintiff repeats and re-alleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

78. During the Class Period, the Individual Defendants participated in the operation and management of TriplePoint, and conducted and participated, directly and indirectly, in the

conduct of TriplePoint's business affairs. Because of their senior positions, they knew the adverse non-public information about TriplePoint's misstatement of income and expenses and false financial statements.

79. As officers and/or directors of a publicly owned company, the Individual Defendants had a duty to disseminate accurate and truthful information with respect to TriplePoint's financial condition and results of operations, and to correct promptly any public statements issued by TriplePoint which had become materially false or misleading.

80. Because of their positions of control and authority as senior officers, the Individual Defendants were able to, and did, control the contents of the various reports, press releases and public filings which TriplePoint disseminated in the marketplace during the Class Period concerning TriplePoint's results of operations. Throughout the Class Period, the Individual Defendants exercised their power and authority to cause TriplePoint to engage in the wrongful acts complained of herein. The Individual Defendants, therefore, were "controlling persons" of TriplePoint within the meaning of Section 20(a) of the Exchange Act. In this capacity, they participated in the unlawful conduct alleged which artificially inflated the market price of TriplePoint securities.

81. Each of the Individual Defendants, therefore, acted as a controlling person of TriplePoint. By reason of their senior management positions and/or being directors of TriplePoint, each of the Individual Defendants had the power to direct the actions of, and exercised the same to cause, TriplePoint to engage in the unlawful acts and conduct complained of herein. Each of the Individual Defendants exercised control over the general operations of TriplePoint and possessed the power to control the specific activities which comprise the primary violations about which Plaintiff and the other members of the Class complain.

82. By reason of the above conduct, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act for the violations committed by TriplePoint.

**PRAYER FOR RELIEF**

**WHEREFORE**, Plaintiff demands judgment against Defendants as follows:

A. Determining that the instant action may be maintained as a class action under Rule 23 of the Federal Rules of Civil Procedure, and certifying Plaintiff as the Class representative;

B. Requiring Defendants to pay damages sustained by Plaintiff and the Class by reason of the acts and transactions alleged herein;

C. Awarding Plaintiff and the other members of the Class prejudgment and post-judgment interest, as well as their reasonable attorneys' fees, expert fees and other costs; and

D. Awarding such other and further relief as this Court may deem just and proper.

**DEMAND FOR TRIAL BY JURY**

Plaintiff hereby demands a trial by jury.

Dated: June 16, 2023

Respectfully submitted,

POMERANTZ LLP

*/s/ Jennifer Pafiti*

Jennifer Pafiti (SBN 282790)
1100 Glendon Avenue, 15th Floor
Los Angeles, California 90024
Telephone: (310) 405-7190
jpafiti@pomlaw.com

POMERANTZ LLP
Jeremy A. Lieberman
(*pro hac vice* application forthcoming)
J. Alexander Hood II
(*pro hac vice* application forthcoming)
600 Third Avenue, 20th Floor
New York, New York 10016
Telephone: (212) 661-1100
Facsimile: (917) 463-1044
jalieberman@pomlaw.com
ahood@pomlaw.com

HOLZER & HOLZER, LLC
Corey D. Holzer
(*pro hac vice* application forthcoming)
211 Perimeter Center Parkway, Suite 1010
Atlanta, Georgia 30346
Telephone: (770) 392-0090
Facsimile: (770) 392-0029
cholzer@holzerlaw.com

*Attorneys for Plaintiff*

**CERTIFICATION PURSUANT**
**TO FEDERAL SECURITIES LAWS**

1. I, Derek Petersen, make this declaration pursuant to Section 27(a)(2) of the Securities Act of 1933 ("Securities Act") and/or Section 21D(a)(2) of the Securities Exchange Act of 1934 ("Exchange Act") as amended by the Private Securities Litigation Reform Act of 1995.

2. I have reviewed a Complaint against TriplePoint Venture Growth BDC Corp. ("TriplePoint") and authorize the filing of a comparable complaint on my behalf.

3. I did not purchase or acquire TriplePoint securities at the direction of counsel or in order to participate in any private action arising under the Securities Act or Exchange Act.

4. I am willing to serve as a representative party on behalf of a Class of investors who purchased or otherwise acquired TriplePoint securities during the class period, including providing testimony at deposition and trial, if necessary. I understand that the Court has the authority to select the most adequate lead plaintiff in this action.

5. The attached sheet lists all of my transactions in TriplePoint securities during the Class Period as specified in the Complaint.

6. During the three-year period preceding the date on which this Certification is signed, I have not served or sought to serve as a representative party on behalf of a class under the federal securities laws.

7. I agree not to accept any payment for serving as a representative party on behalf of the class as set forth in the Complaint, beyond my pro rata share of any recovery, except such reasonable costs and expenses directly relating to the representation of the class as ordered or approved by the Court.

8. I declare under penalty of perjury under the laws of the United States of America that the foregoing is true and correct.

**Executed** 5/22/2023
**(Date)**

DocuSigned by:
Derek Petersen
85679504544A47F...
**(Signature)**

Derek Petersen
**(Type or Print Name)**

**TriplePoint Venture Growth BDC Corp. (TPVG)** **Derek Petersen**

**List of Purchases and Sales**

| Transaction Type | Date | Number of Shares/Unit | Price Per Share/Unit |
|---|---|---|---|
| Purchase | 8/3/2022 | 200 | $14.1242 |